FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of September 2004

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                            Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---           ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No X
                                       ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    FORM 6-K

                           Commission File No. 0-30852

 Month Filed                     Event and Summary                   Exhibit No.

September 2004    Press release, dated August 11, 2004, regarding        99.1
                  the Registrant's reporting of its financial results for its fiscal quarter ended June 30, 2004.

September 2004    Financial statements of the Registrant for the         99.2
                  period of six months ended June 30, 2004, presented in comparative format.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GRUPO FINANCIERO GALICIA S.A.
                                            (Registrant)



     Date:  September 14, 2004           By:  /s/ Antonio Garces
                                              ----------------------------------
                                              Name:  Antonio Garces
                                              Title: Chief Executive Officer